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Via EDGAR

Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

June 9, 2017

Re:                             JBG SMITH Properties
Amendment No. 2 to Registration Statement on Form 10-12B
Filed May 15, 2017
File No. 001-37994

Dear Mr. Kluck:

On behalf of our client, JBG SMITH Properties, a real estate investment trust organized in the State of Maryland (the “Company” or “JBG SMITH”), which is currently a wholly owned subsidiary of Vornado Realty Trust (“Vornado”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letters, dated June 1, 2017 and June 8, 2017, respectively, with respect to the filing referenced above.

This letter and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form 10 (File No. 001-37994) (the “Registration Statement” or the “Form 10”) are being filed electronically via the EDGAR system.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Unless otherwise specified, all references to page numbers and captions in the Company’s responses below correspond to the pages of the preliminary information statement filed as Exhibit 99.1 (the “Information Statement”) to the marked version of Amendment No. 3. Terms not otherwise defined in this letter have the meaning set forth in Amendment No. 3.

Letter dated June 1, 2017

Unaudited Pro Forma Combined Financial Statements, page 95

1.              We note your response to prior comment 13 of our letter dated May 5, 2017. Please revise your filing to disclose the historical results of JBG Operating Partners separately from the related pro forma adjustments.

Company’s Response:

The Information Statement has been revised on pages 105 – 109 in response to the Staff’s comment.

Liquidity and Capital Resources, page 118

2.              We note your response to prior comment 9 and your revised disclosure in the Description of Material Indebtedness section; however there is no discussion of the credit facility in Liquidity and Capital Resources. Please provide material terms including amounts available, related interest rates, maturity dates, collateral requirements (if any), and any other material terms of the credit facility in this section.

Company’s Response:

The Information Statement has been revised on page 127 in response to the Staff’s comment.

Summary NOI Table, page 171

3.              We note your response to prior comment 11. To the extent you wish to continue to disclose annualized NOI, please revise your filing to include the required disclosures outlined in item 10(b) of Regulation S-K pertaining to projections and forecasts. Your revised disclosure should also be presented in accordance with the AICPA’s Guide, Prospective Financial Information. We may have further comment.

Company’s Response:

Please see the response of the Company to your letter dated June 8, 2017, below.

Combined Statement of Revenues and Expenses from Real Estate Operations, Page F-33

4.              Please provide financial statements pursuant to Rule 3-05 of Regulation S-X for JBG Operating Partners.

Company’s Response:

The Information Statement has been revised on pages F-89 through F-104 in response to the Staff’s comment.

Letter dated June 8, 2017

Summary NOI Table, page 171

1.              We note your response to our prior comment 3 of our letter dated June 1, 2017. We continue to believe this information would be more appropriate in the form of a forecast in accordance with Item 10(b) of Regulation S-K. To the extent you wish to continue to disclose this information, please revise your disclosure accordingly.

Company’s Response:

The Information Statement has been revised on pages 179 – 181 and elsewhere in response to the Staff’s comment.

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact the undersigned at (212) 558-4940.

Sincerely,

By:	/s/ William G. Farrar
William G. Farrar

cc:	Joseph Macnow
Alan J. Rice
Stephen W. Theriot
(Vornado Realty Trust)

W. Matthew Kelly
Steven Museles
(The JBG Companies®)

David W. Bonser
Abigail C. Smith
(Hogan Lovells US LLP)